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05008510


SEC MAIL
RECEIVED
PROCESSING
MAY 2 3 2005
WASH. D.C.
190
SECTION


JUN 0 6 2005
THOMSON
FINANCIAL

May 18, 2005

File Number 82-5126

Office of International Corporate Finance, Mail Stop 3-2
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Re: Cassa di Risparmio di Firenze S.p.A. – File Number 82-5126

Ladies and Gentlemen:

I refer to the above-referenced exemption granted previously to Cassa di Risparmio di Firenze S.p.A. (the "Company") pursuant to Rule 12g3-2(b) (the "Rule") of the Securities Exchange Act of 1934, as amended (the "Act") and hereby send to you the following documentation and information required to be submitted pursuant to the Rule:

A. An English version of the press release dated April 20, 2005 regarding the postponement of the Board of Directors meeting called to approve the Company's results as at March 31, 2005;

B. An English version of the press release dated April 28, 2005 regarding the General Shareholders Meeting approval of the Company's 2004 financial statements;

C. An English version of the press release dated April 29, 2005 regarding the unwillingness of BNP Paribas to further extend the shareholders agreement regarding the Company signed on November 15, 1999 and extended until April 30, 2005;

D. An English version of the press release dated May 5, 2005 regarding the termination, effective as of May 1, 2005 of the shareholders agreement signed on November 15, 1999 and extended until April 30, 2005; and

E. An English version of the communication to the market regarding the acquisition and sale of the Company's own shares in the month of April 2005.

dlw 6/6

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above together with the documents being sent herewith, pursuant to the Rule, shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Best regards,



Arturo Meglio

cc: Marco Falleri
Cassa di Risparmio di Firenze, S.p.A.

BANCA CR FIRENZE


SEC MAIL PROCESSING
RECEIVED
MAY 2 3 2005
WASH D.C. 190 SECTION

Press release

NEW DATE

THE BOARD OF DIRECTORS' MEETING SCHEDULED TO APPROVE FIRST QUARTER RESULTS HAS BEEN POSTPONED

Banca CR Firenze announces that its Board of Directors will convene on

16 MAY 2005

to examine and approve the company's consolidated First Quarter Results as at March 31st, 2005.

Florence, April 20th, 2005

Contacts : Investor Relations - Marco Falleri +39 055 2612284
eMail marco.falleri@carifirenze.it

B1



BANCA CR FIRENZE

Press release

ANNUAL GENERAL MEETING APPROVES FINANCIAL STATEMENTS FOR 2004

- 2004 Parent Company results and consolidated results approved
- Authorisation for the purchase and sale of own shares confirmed
- Dividend proposal of Euro 0.052 per share approved

The Shareholders' Meeting of Banca CR Firenze, chaired by Aureliano Benedetti, which took place today in Florence, approved the 2004 financial statements as well as the authorisation for the purchase and sale of own shares.

➢ The Shareholders approved the **Parent Company results and the consolidated results for 2004**. Thanks to the positive contribution of the Parent Company and all the Group companies, the results of the banking Group were positive, recording an increase in overall profitability higher than that indicated in the 2003-05 Business Plan, and achieving the Plan's principal targets.

- **Banca CR Firenze** closed the year with a net income of € 97 million, up 7.2% on the previous financial year. Customer loans reached € 8,263 million (+8.9%) while total financial assets increased 16.1% to € 24,230 million.

- The **consolidated accounts** recorded a net income of € 102.3 million, up 20.8% from 2003[1]. In this case as well, aggregates showed an increase: net customer loans reached € 15,568 million (+11.7%) while total financial assets reached € 34,817 (+13.1%).

[1] With a view to standardising figures and making comparatives more significant, we have drafted the 2003 consolidated profit and loss account on a pro-forma basis to account for the changes that have occurred in the meantime. It is therefore advisable to refer to this profit and loss account when commenting on the results.

Contacts : Investor Relations - Marco Falleri +39 055 2612284
eMail marco.falleri@carifirenze.it

B2



BANCA CR FIRENZE

The Shareholders also approved the Board of Directors' proposal to distribute a gross, pre-tax **€ 0.052 dividend pay-out** per outstanding ordinary share. The Coupon 5 ex dividend date will be May 23, 2005, and the dividend settlement date will be May 26, 2005.

➢ In line with similar deliberations made in previous years, the shareholders granted the **authorisation to purchase and sell own shares.** The authority was requested in the interest of all shareholders for liquidity, depth and stability of the transactions purposes, above all in periods of increased volatility and falling trading volumes during which there may be unjustified misalignments with respect to market trends. The authorisation concerns ordinary shares, the only type of shares available, and foresees:

- The possibility of purchasing own shares up to the maximum allowed portfolio limit of 13,000,000 shares at a price not lower than 20% (minimum) and not higher than 10% (maximum) with respect to the closing reference price of the stock on the day prior to each single purchasing transaction.
- The possibility of selling the shares purchased as stated above at a price not lower than 5% with respect to the closing reference price of the stock on the day prior to each single selling transaction.

The purchase of shares up to the maximum allowed limit at current prices entails an investment of approximately € 25 million, a sum that is amply covered by existing reserves. The authorisation is granted until the approval of the Company's 2005 results and, in any case, for a period of not more than 18 months from the date of approval of the 2004 results.

As at April 27, 2005 the Company does not hold any own shares in its portfolio.

Regarding the imminent adoption of IAS/IFRS accounting principles, Banca CR Firenze confirms what was disclosed in the press release issued after the Board of Directors meeting on March 21, namely that in the following months the changeover phase for the application of such accounting principles will be completed, in time for the drafting of the 2005 first-half results. On that occasion – in compliance with the changes carried out by Consob to its "Regulations for Issuers" (n. 11971/1999) – the Company will provide the restated figures required by the "Transitory Regime" (Article 81-bis), thereby highlighting the impact arising from the adoption of the above principles.

Florence, April 28, 2005

Contacts : Investor Relations - Marco Falleri +39 055 2612284
eMail marco.falleri@carifirenze.it



BANCA CR FIRENZE

Press release

BNP PARIBAS DOES NOT EXTEND THE DURATION OF THE SHAREHOLDERS' PACT

BNP Paribas, underwriter - togheter with Cassa di Risparmio di Firenze Foundation and Sanpaolo IMI - of the Shareholders' Pact relating to the shares of Banca CR Firenze has informed the Bank and the other two underwriters that it does not agree to a further extension of the Pact which has been already signed by Cassa di Risparmio di Firenze Foundation and Sanpaolo IMI. As far as BNP Paribas field is concerned, the Pact will expire the 30th of April 2005. At the same time, the French Group confirms its availability to negotiate a new Sahreholders' pact.

Florence, 29th April 2005

Contacts : Investor Relations - Marco Falleri +39 055 2612284
eMail marco.falleri@carifirenze.it

D



BANCA CR FIRENZE

Press release

THE SHAREHOLDERS PACT IS NO LONGER IN FORCE

With reference to the Shareholders Pact accounting for ordinary shares of Cassa di Risparmio di Firenze S.p.A., which had been signed by Ente Cassa di Risparmio di Firenze, BNP Paribas S.A. and SANPAOLO IMI S.p.A. on November 15th, 1999 and extended till April 30th, 2005 by addenda dated 14.01.03, 14.07.03 and 12.01.05, Banca CR Firenze announces that its shareholder Ente Cassa di Risparmio di Firenze has informed CONSOB today that the aforesaid pact ceased its validity as of May 1st, 2005. The communication complies with Italian financial regulations.

Today's communication follows the BNP Paribas shareholder decision, previously announced on April 29th, to reject the proposal for a further addendum to the agreement which, on the contrary, had been signed by the other two shareholders before April 30th, 2005 and called for an extension till November 15th, 2005.

Florence, 5 May 2005

Contacts : Investor Relations Marco Falleri +39 055 2612284



BANCA CR FIRENZE

E

ACQUISITION/SALE OF TREASURY STOCK - APRIL 2005

APRIL 2005 - Banca CR Firenze (Parent company)			
Market	Acquisition/Sale	No. of shares	No. of transactions
Milan	A	46,445	14
Milan	S	46,445	14